Exhibit 99.1

Wins Finance Holdings Inc. Reports Unaudited Financial Results for the Six Months Ended December 31, 2018

BEIJING and NEW YORK, June 26, 2019 -- Wins Finance Holdings Inc. ("Wins Finance" or the "Company") (NASDAQ: WINS), a diversified investment and asset management company that provides integrated financing solutions to small and medium enterprises ("SMEs") in China, today announced its unaudited financial results for the fiscal six months ended December 31, 2018.

Fiscal Six Months Financial and Operational Highlights

•	Gross revenue was $5.2 million, compared to $5.3 million for the corresponding period ended December 31, 2017.

•	Interest income on short-term investments was $5.6 million, compared to $7.5 million for the corresponding period ended December 31, 2017.

•	Net income attributable to Wins Finance was $3.0 million, compared to $9.2 million for the corresponding period ended December 31, 2017.

“Our gross revenue for the six months ended December 2018 was down 1.1% from the same period a year ago. Our direct financing lease interest income increased by 46%, though this was offset by a 22% decrease in commissions and fees from our financial guarantee services segment and no revenue generated from our financial advisory and lease agency income segment. Our net income fell 67.5%, primarily due the $8.0 million increase in the accounting provision for lease payment receivables attributable to the risk of potential defaults due to the slowdown of the Chinese economy,” said Renhui Mu, Chairman and Chief Executive Officer of Wins Finance.

“For many Chinese SME’s, 2018 was a challenging year, and some of our financing leasing clients defaulted on their interest and principal payments. While we are considering taking various measures to protect our rights, we made a $10.5 million specific allowance on our financial statements related to our financial leasing customers as of December 31, 2018” added Mr. Mu.

“In view of the slowdown in the Chinese economy, we continue to be cautious about securing new leasing customers and we have instituted further risk controls to mitigate the risks inherent in our financial leasing business. We believe that we are reasonably well positioned to weather the currently difficult conditions and emerge as a strong competitor in our sector,” concluded Mr. Mu.

Financial Results for the Six Months Ended December 31, 2018

Gross revenue

Gross revenue for Wins Finance for the six months ended December 31, 2018 was $5.2 million, which comprised of $0.9 million of commissions and fees generated from our financial guarantee services, and $4.3 million of direct financing lease interest income.

Commissions and fees from financial guarantee services decreased $0.3 million, or 22.1%, to $0.9 million for the six months ended December 31, 2018, as compared to $1.2 million for the six months ended December 31, 2017. The decrease was primarily attributable to reduced lending activities due to the persistently depressed economy in Shanxi Province, where most of our existing SME clients are located. As a result, fewer potential clients were able to pass our screening process. Concurrent with a slowdown of China’s economy, competition in our lending business has intensified in the region. These factors negatively impact our business and are likely to continue into the foreseeable future.

Direct financing lease interest income generated from payments under direct financing leases with customers increased by $1.4 million, or 46.0%, to $4.3 million for the six months ended December 31, 2018, as compared to $3.0 million for the six months ended December 31, 2017. The increase was primarily attributable to new leasing contracts of approximately $63.1 million (principal and contractual interest) during the six months of December 31, 2018.

Financial advisory and lease agency income decreased by $1.2 million to nil for the six months ended December 31, 2018, as compared to $1.2 million for the six months ended December 31, 2017. In 2018, we did not secure new contracts in our financial advisory services segment.

Interest income on short-term investments

Interest income from short-term investments decreased by $1.9 million to $5.6 million for the six months ended December 31, 2018, as compared to $7.5 million for the six months ended December 31, 2017. The decrease was primarily attributable to the decrease in the average balance of short-term investments to $154.2 million for the six months ended December 31, 2018, from $197.2 million for the six months ended December 31, 2017.

Non-interest expenses

Non-interest expense was $2.2 million for the six months ended December 31, 2018, as compared to non-interest expense of $2.1 million for the six months ended December 31, 2017.

Income taxes

Income tax expense decreased by $1.1 million to an income tax credit of $0.5 million for the six months ended December 31, 2018, as compared to income tax expense of $0.6 million for the six months ended December 31, 2017. The decrease was attributable to the decrease in taxable income, which excluded tax exempt interest income from short-term investments.

Net income

Net income decreased by $6.2 million, or 67.5%, to $3.0 million for the six months ended December 31, 2018, as compared to $9.2 million for the six months ended December 31, 2017.

Current Outlook

Although the slowdown in China's economy, and the economy of Shanxi Province in particular, has negatively impacted our business, we view the challenging business environment as an opportunity to make positive changes to our operating model that will enable us to both weather current conditions and prepare us for new growth opportunities. With these objectives in mind, management is more cautious in choosing customers and stricter in controlling customers’ risks.

Due to the currently challenging macroeconomic conditions, we believe that our sector will experience a shakeout of smaller, underperforming companies which could create business opportunities for us. Further, we think that barriers to entry for new competitors have increased due to current business volatility, which we believe will help us establish a larger footprint in our areas of concentration. We believe that our operating experience and enhanced risk management protocols will ultimately help to propel growth once business conditions normalize and our competitive position in our sector continues to strengthen.

We continue to believe that the financial leasing business offers substantial growth opportunities as SMEs have become an indispensable driver of economic and employment growth and continue to contribute to China’s economic transformation. Many SMEs need to upgrade their equipment and adopt new technologies but have limited access to traditional bank financing. We continue to believe that our focus on SMEs is appropriate as many such entities are nimble actors in China’s economy with strong growth potential. However, we note that the period-to-period financial results of this sector is affected by the complexity, uncertainties and changes in China’s economic conditions as well the regulations governing the industry and can cause fluctuations in our periodic operating and financial results.

Other Significant Events

On August 28, 2018, one of our subsidiaries entered into an agreement to acquire a 30% equity interest in Hui Yue Finance Leasing (Ningbo) Co., Ltd. (“Hui Yue”). Hui Yue will be a joint venture between our subsidiary, Mercury International Financial Leasing (Tianjin) Co., Ltd. (formerly translated as “Chenxing International (Tianjin) Financial Leasing Co., Ltd.”) and Zhongtou Jinchuang (China) Financial Holding Group Co., Limited (formerly translated as “Sino Investment Jinchuang Financial Holding Co., Ltd.”)

On October 26, 2018, the agreement was amended, so that our subsidiary would acquire only a 15% equity interest in Hui Yue (instead of the originally contemplated 30%) for RMB150 million (or approximately $22 million). We believe that participating in this investment has the opportunity to boost our growth in the leasing sector by leveraging our local financial, governmental and client resources. Pursuant to the agreement, our subsidiary is required to pay its capital contribution within a thirty year period, from the date of the change of Hui Yue’s company registration. The first payment of RMB 20 million (approximately $3.0 million) was made on October 30, 2018. Hui Yue will focus on the financial leasing of equipment relating to port logistics, construction machinery, energy conservation and medicine in Ningbo, China.

In June 2019, The Company’s principal executive offices changed to 1F, Building 1B, No. 58 Jianguo Road, Chaoyang District, Beijing 100024, People’s Republic of China.

About Wins Finance

Wins Finance is a diversified investment and asset management company listed on NASDAQ. The Company is focused on identifying value accretive investment opportunities and assets in China and the United States that can be enhanced through the strategic involvement of its established management team and its familiarity with the Chinese investment community to help generate long-term value for shareholders. Wins Finance is well positioned to leverage its expertise and existing operations in China to build a comprehensive platform for the provision of lending and other financing solutions to the under-served small and medium enterprise segment. For more information, please visit www.winsholdings.com.

 Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks are described in the Company’s Annual Report on Form 20-F for the year ended June 30, 2018 and in the Company’s other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Company Contacts:

Wins Finance Holdings Inc.
1177 Avenue of the Americas

5th Floor
New York, NY 10036
Tel: 646-694-8538
E-mail: info@winsholdings.com

WINS FINANCE HOLDINGS INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2018	June 30, 2018
	US$	US$
ASSETS
Cash	2,479,673	18,497,092
Restricted cash	19,563,979	23,082,396
Short-term investments	130,154,500	178,273,317
Non-marketable investment	2,908,480	-
Commission receivable	890,699	496,097
Receivable from guarantee service customers	103,450	107,473
Net investment in direct financing leases	112,764,228	71,645,717
Interest receivable	16,066,919	15,157,094
Property and equipment, net	143,742	221,200
Deferred tax assets, net	1,987,696	1,089,667
Other assets	343,186	654,579
TOTAL ASSETS	287,406,552	309,224,632

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Bank loans for capital lease business	5,534,951	13,696,574
Other loans for capital lease business	1,232,987	4,774,510
Interest payable	74,871	123,396
Income tax payable	2,575,840	2,435,118
Unearned income from financial guarantee services	99,759	88,824
Allowance on guarantee	373,958	2,637,236
Other liabilities	2,532,414	1,562,819
Deposit from direct financing leases	7,367,274	9,164,554
Due to related party	466,000	464,000
Deferred tax liabilities	138,432	-
Total Liabilities	20,396,486	34,947,031

Stockholders’ Equity
Common stock (par value $0.0001 per share, 100,000,000 shares authorized; 19,837,642 issued and outstanding at December 31, 2018 and June 30, 2018)	1,984	1,984
Additional paid-in capital	211,934,432	211,934,432
Statutory reserve	4,730,036	4,730,036
Retained earnings	74,713,654	71,727,920
Accumulated other comprehensive loss	(24,370,040)	(14,116,771)
Total Stockholders’ Equity	267,010,066	274,277,601
TOTAL LIABILITIES AND EQUITY	287,406,552	309,224,632

WINS FINANCE HOLDINGS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND

COMPREHENSIVE INCOME (LOSS)

	Six months ended December 31,
	2018	2017
	US$	US$
Guarantee service income
Commissions and fees on financial guarantee services	902,888	1,159,002
Reversal of provision on financial guarantee services	2,170,168	28,397
Commission and fees on guarantee services, net	3,073,056	1,187,399

Direct financing lease income
Direct financing lease interest income	4,320,019	2,959,175
Interest expense for direct financing lease	(340,351)	(869,330)
Business collaboration fee and commission expenses for leasing projects	(38,148)	(51,543)
(Provision) reversal of provision for lease payment receivable	(7,931,247)	116,506
Net direct financing lease interest income after provision for receivables	(3,989,727)	2,154,808

Financial advisory and lease agency income	-	1,163,776
Net revenue	(916,671)	4,505,983

Non-interest income
Interest on short-term investment	5,644,991	7,451,918
Total non-interest income	5,644,991	7,451,918

Non-interest expense
Business taxes and surcharge	(14,248)	(2,057)
Salaries and employees surcharge	(359,598)	(387,959)
Rental expenses	(79,575)	(127,027)
Other operating expenses	(1,739,253)	(1,592,811)
Total non-interest expense	(2,192,674)	(2,109,854)

Income before taxes	2,535,646	9,848,047

Income tax credit (expense)	450,088	(648,278)
NET INCOME	2,985,734	9,199,769

Other comprehensive (loss) income
Foreign currency translation adjustment	(10,253,269)	10,898,780
COMPREHENSIVE (LOSS) INCOME	(7,267,535)	20,098,549

Weighted average ordinary shares outstanding:
Basic	19,837,642	19,837,642
Diluted	19,837,642	19,837,642
Earnings per share:
Basic	0.15	0.46
Diluted	0.15	0.46